Mail Stop 3561

      November 7, 2005



David Malmstedt, Chief Executive Officer
Vincera, Inc.
611 South Congress Avenue, Suite 350
Austin, Texas 78704
By facsimile also: 512-443-9326

      Re:		Vincera, Inc.
				Registration Statement on Form 10-SB
				File No. 0-51522

Dear Mr. Malmstedt:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In the future, please put the Commission File No. on the cover of the registration statement.
2. We note your revisions in response to our prior comment 7. Revise your disclosure, in all locations as appropriate, detailing the methods by which you intend to sustain operations once you remove all
Bit-Arts technology from your products and offerings. It appears as though you do not have internally developed protection technologies that you will be able to rely on once you remove the Bit-Arts technology. If you are in the process of developing such technologies, provide the timeframes for bringing the technology to market and the costs associated with such development. This critical disclosure should be reflected in all appropriate sections of the registration statement. We may have further comment.

Management`s Discussion and Analysis

Liquidity and Capital Resources, page 35
3. You state you have received consent and cancelled promissory notes
from holders of approximately $1.1 million of the approximately
$2.5
million notes outstanding. In each amendment, revise to disclose the status of the negotiations with the remaining note holders that have not yet consented to conversion of their subordinated notes. Also discuss any updated negotiations related to the $0.9 million of convertible promissory notes, as needed.

Financial Statements

Note 14 - Subsequent Events, page F-18
4. Please expand the discussion of the bankruptcy proceedings of Bit-
Arts to disclose whether it is probable or reasonably possible that an asset has been impaired or a liability incurred at the date of the financial statements. See paragraphs 8 - 11 of SFAS 5 and provide all necessary disclosures. Revise the discussion on page 26 as necessary to quantify any expected material impact on future operations from the loss of current customers and their associated royalties.

Closing Comments

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.







      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397.



      Sincerely,



      John Reynolds
      Assistant Director
Office of Emerging Growth Companies




??

??

??

??

David Malmstedt
Vincera, Inc.
November 7, 2005
Page  1




1